MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements of CFM Corporation have been prepared by management in accordance with generally accepted accounting principles consistently applied. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the consolidated financial statements. The financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the consolidated financial statements. Estimates are necessary in the preparation of these statements and, based on careful judgements, have been properly reflected. The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee of the Board is responsible for reviewing the annual consolidated financial statements and reporting to the Board, making recommendations with respect to the appointment and remuneration of the Company's Auditors and reviewing the scope of the audit. Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards and applicable laws and maintaining proper standards of conduct for its activities.
SINCERELY,	COLIN ADAMSON	J. DAVID WOOD
	CHAIRMAN AND	VICE PRESIDENT AND
	CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

COLIN ADAMSON
J. DAVID WOOD

AUDITORS' REPORT

We have audited the consolidated statements of financial position of CFM CORPORATION as at September 27, 2003 and September 28, 2002 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 27, 2003 and September 28, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
TORONTO, CANADA,
NOVEMBER 7, 2003	CHARTERED ACCOUNTANTS

ERNST & YOUNG LLP

CFM CORPORATION 2003 ANNUAL REPORT 28

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(in thousands of dollars, except earnings per share)

For the year ended	September 27	September 28
	2003	2002
	$	$
Sales	685,663	576,232

Cost of sales	498,017	402,534
Gross profit	187,646	173,698

Expenses

Selling and administrative, research and development (note 6)	100,892	91,734
Amortization	17,253	13,319
Interest income	(188)	(282)
Interest expense	8,382	7,127
Restructuring costs (note 13)	7,986	—
	134,325	111,898
Income before income taxes	53,321	61,800
Income taxes (note 11)	17,464	19,719

Net income for the year	35,857	42,081
Retained earnings, beginning of year	156,501	119,942
Options repurchased (2002 - net of taxes of $1,584) (note 10)	—	(2,598)
Premium on repurchased common shares (note 10)	(5,363)	(1,076)
Goodwill impairment on transition (2002 - net of taxes of $166) (note 7)	—	(1,848)
Retained earnings, end of year	186,995	156,501

Earnings per share (note 15)	$0.89	$1.06
Diluted earnings per share (note 15)	$0.88	$1.03

See accompanying notes

CFM CORPORATION 2003 ANNUAL REPORT 29

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of dollars)

As at	September 27	September 28
	2003	2002
	$	$
ASSETS
Current
Cash and cash equivalents	18,110	11,720
Accounts receivable (note 3)	144,111	156,064
Inventory (note 4)	107,694	118,232
Prepaid and other expenses	2,632	4,123
Future income taxes (note 11)	17,665	9,588
Total current assets	290,212	299,727
Capital assets, net (note 5)	101,776	116,376
Other assets (notes 6 & 12c)	7,184	6,780
Goodwill (note 7a)	217,665	232,716
Intangible assets (note 7b)	7,305	8,298
Future income taxes (note 11)	1,013	888
	625,155	664,785

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	14,271	19,279
Accounts payable and accrued liabilities	83,416	79,152
Current portion of long-term debt (note 9)	11,091	16,338
Current portion of note payable (notes 8c & 8d)	6,689	14,722
Income taxes payable	3,095	1,370
Future income taxes (note 11)	1,978	205
Total current liabilities	120,540	131,066
Long-term debt (note 9)	145,334	157,695
Note payable (notes 8c & 8d)	2,842	4,978
Future income taxes (note 11)	25,233	27,662
Total liabilities	293,949	321,401
Minority interest	40	8
Contingencies and commitments (note 14)
Shareholders' equity
Share capital (note 10)	163,586	161,498
Retained earnings	186,995	156,501
Cumulative translation adjustment (note 16)	(19,415)	25,377
Total shareholders' equity	331,166	343,376
	625,155	664,785

See accompanying notes

On behalf of the Board:
	D I R E C T O R	D I R E C T O R

	WILLIAM CULLEN	CARLO DE PELLEGRIN

CFM CORPORATION 2003 ANNUAL REPORT 30

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

For the year ended	September 27	September 28
	2003	2002
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	35,857	42,081
Add (deduct) items not involving cash
Amortization	17,253	13,319
Future income taxes	(2,967)	6,432
Non-cash interest on Keanall note payable (note 8d)	284	357
Loss on disposal of capital assets	85	144
Restructuring costs	7,690	—
Minority interest	32	(11)
	58,234	62,322
Changes in non-cash working capital (note 17)	8,141	(12,141)
Cash flows provided by operating activities	66,375	50,181

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions (note 8)	(4,404)	(29,421)
Purchase of capital assets	(12,307)	(20,854)
Development costs	(655)	(584)
Proceeds on disposal of capital assets	46	64
Cash flows used in investing activities	(17,320)	(50,795)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from senior notes	82,061	—
Repayment of non-revolving term facilities	(26,811)	(11,280)
Revolving term facility, net	(69,876)	31,645
Bank indebtedness, net	(4,193)	3,445
Repayment of note payable (note 8)	(15,000)	(10,000)
Repurchase of common shares (note 10)	(8,090)	(1,705)
Deferred financing costs (note 6)	(2,411)	—
Options repurchased (note 10)	—	(4,182)
Issuance of common shares (note 10)	2,951	114
Cash flows provided by (used in) financing activities	(41,369)	8,037
Effect of foreign currency translation on cash and cash equivalents	(1,296)	31
Net increase in cash and cash equivalents during the year	6,390	7,454
Cash and cash equivalents, beginning of year	11,720	4,266
Cash and cash equivalents, end of year	18,110	11,720
Supplementary cash flow information
Cash taxes paid	18,367	1,068
Cash interest paid	6,838	6,424

See accompanying notes

CFM CORPORATION 2003 ANNUAL REPORT 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except earnings per share)

1. NATURE OF OPERATIONS

CFM Corporation (the "Company") is amalgamated under the laws of the Province of Ontario. The Company is a vertically integrated manufacturer of hearth and home products in North America and the United Kingdom. The Company designs, develops, manufactures and distributes hearth and space heating products, barbeque and outdoor products and water dispensing and purification products. The Company maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. The Company began operating in 1987 in Mississauga, Ontario and now has seven facilities in Ontario, nine facilities in the United States and one in Stoke-on-Trent, England.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Canadian generally accepted accounting principles.

Consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries from the dates of their acquisition and the proportionate share of the assets, liabilities and results of operations from its joint venture interest. All significant intercompany amounts and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Translation of foreign currencies

The accounts of self-sustaining foreign operations are translated into Canadian dollars using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenue and expenses at average rates of exchange during the year. Gains and losses on the translation of these account balances are not included in the consolidated statement of operations and retained earnings but are deferred and shown as a separate item of shareholders' equity.

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated at the exchange rate prevailing at year-end, and revenue and expenses at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in income. Long-term debt payable in foreign currency is translated at the exchange rate prevailing at the year-end, with the resulting adjustment included as a separate item in shareholders' equity if the related debt has been designated as a hedge against the net investment in foreign operations.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.

Inventory

Inventory is carried at the lower of cost, as determined on a first-in, first-out basis, and market value. Market value is defined as net realizable value for finished goods and work-in-process, and replacement cost for raw materials.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided on the original cost less estimated salvage value of buildings and equipment using the straight-line method based on estimated useful lives as follows:
Buildings	31 years
Leasehold improvements	over lease term
Machinery and equipment	4 to 20 years
Computer hardware and software	4 to 7 years
Automotive equipment	4 to 7 years
Office furniture and equipment	10 years

Amortization commences on capital assets under construction once the construction has been completed.

Other assets

Deferred charges are carried at cost less accumulated amortization.

Research and development costs Research and development costs are expensed as incurred unless the development costs meet the criteria for deferral. Deferred development costs are amortized over the estimated product life not longer than three years and are subject to an annual impairment assessment.

CFM CORPORATION 2003 ANNUAL REPORT 32

Deferred start-up costs Costs incurred during the start-up period prior to commencement of commercial operations of new facilities or businesses are deferred. Amortization of these deferred costs commences when the pre-operating period ends. Amortization is provided on a straight-line basis over five years.

Deferred financing costs Deferred financing costs are amortized on a straight-line basis over the remaining term of the corresponding debt.

Goodwill

Goodwill comprises the excess of cost over fair values of the underlying net assets acquired arising from business combinations accounted for using the purchase method. Goodwill is subject to an assessment of impairment by applying a fair value based test on an annual basis.

Intangible assets

Intangible assets with finite useful lives are amortized over their useful lives.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue recognition

Revenue from sales of manufactured products, net of allowances for potential returned merchandise which are determined by reference to past experience and expectations, is recognized either at the date of shipment or delivery, depending on the shipping terms. Commission revenue is earned when an exclusive manufacturer ships product directly to the customer.

Stock-based compensation

Effective fiscal 2003, the Company adopted the recommendations of CICA Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." This change was applied prospectively and had no impact on the financial position or results of operations of the Company. The new recommendations were applied to awards granted after the date of adoption.

Compensation expense is not recognized when stock options are issued to employees. Consideration received on the exercise of stock options is charged to share capital. Pro forma disclosure of net income and earnings per share will be provided as if all awards were accounted for using the fair value method. Pro forma compensation expense is recognized over the vesting period of the option.

Earnings per share

Basic earnings per share has been determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

Derivative financial instruments

Interest rate swap contracts are used to hedge current and anticipated interest rate risks. Interest paid or received under such swap contracts is recognized over the life of the contracts as adjustments to interest expense. Unrealized gains or losses resulting from market movements are not recognized.

3. ACCOUNTS RECEIVABLE

The combined accounts receivable of three customers represent 33% of the total receivable outstanding at September 27, 2003 (three customers represented 52% of the total receivable outstanding at September 28, 2002).

For the year ended September 27, 2003, three customers (2002 - three customers) accounted for 41% (2002 - 38%) of annual sales.

4. INVENTORY

Inventory consists of the following:
	2003	2002
	$	$
Raw materials	26,811	40,466
Work-in-process	9,442	13,520
Finished goods	71,441	64,246
	107,694	118,232

CFM CORPORATION 2003 ANNUAL REPORT 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except earnings per share)

5. CAPITAL ASSETS

Capital assets consist of the following:
		2003
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	6,761	—	6,761
Buildings	31,672	5,778	25,894
Leasehold improvements	8,145	1,810	6,335
Machinery and equipment	96,247	46,159	50,088
Computer hardware and software	18,482	10,532	7,950
Automotive equipment	1,051	846	205
Office furniture and equipment	6,009	3,014	2,995
Capital assets under construction	1,548	—	1,548
	169,915	68,139	101,776

		2002
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	6,987	—	6,987
Buildings	33,788	4,989	28,799
Leasehold improvements	10,356	1,258	9,098
Machinery and equipment	95,783	37,787	57,996
Computer hardware and software	13,719	8,046	5,673
Automotive equipment	1,008	709	299
Office furniture and equipment	7,393	2,322	5,071
Capital assets under construction	2,453	—	2,453
	171,487	55,111	116,376

6. OTHER ASSETS

Other assets consists of the following (net of amortization):
	2003	2002
	$	$
Deferred barbeque facility start-up costs	2,364	3,195
Deferred development costs	1,590	1,792
Deferred financing costs	2,976	1,442
Other	254	351
	7,184	6,780

CFM CORPORATION 2003 ANNUAL REPORT 34

Changes in the carrying amount of other assets for the year ended September 27, 2003 were:

	Deferred
	barbeque
	facility	Deferred	Deferred	Other
	start-up	development	financing	deferred
	costs	costs	costs	costs
Balance September 28, 2002	3,195	1,792	1,442	351
Additions	—	655	2,411	—
Amortization	(831)	(626)	(877)	(78)
Impairment of development costs	—	(158)	—	—
Foreign currency translation	—	(73)	—	(19)
Balance September 27, 2003	2,364	1,590	2,976	254

Research and development expenses for the year ended September 27, 2003 were $8,388 (2002 - $6,976).

Amortization of deferred barbeque facility start-up costs in the year was $831 (2002 - $623).

Additions to deferred development costs in the year were $655 (2002 - $584). Amortization of deferred development costs in the year was $626 (2002 - $659).

Additions to deferred financing costs include interest paid under swap contracts expired on August 20, 2003 of $2,063 and $348 of financing fees associated with other long-term debt.

7. GOODWILL AND INTANGIBLE ASSETS

(a) Goodwill

In 2002, it was determined that the goodwill of the United Kingdom subsidiary was impaired. In accordance with the transition rules, the net writedown, including goodwill and deferred tax liabilities, of $1,848 was charged to opening retained earnings. In implementing the recommendations of the CICA with respect to accounting for business combinations, goodwill and intangibles, future tax liabilities of $2,752 recorded at the time of a prior year acquisition were reclassified against goodwill.

Changes in the carrying amount of goodwill are as follows:
$
Balance as at September 29, 2001	172,051
Goodwill acquired on the purchase of The Great Outdoors (note 8c)	12,859
Goodwill acquired on the purchase of Keanall (note 8d)	51,508
Transitional impairment loss	(2,014)
Adjustment of future tax liabilities	(2,752)
Foreign currency translation	336
Other	728
Balance September 28, 2002	232,716

$
Goodwill acquired on the purchase of The Great Outdoors (note 8c)	4,547
Adjustments to purchase price allocation of The Great Outdoors (note 8c)	(57)
Adjustments to purchase price allocation of Keanall (note 8d)	(636)
Goodwill acquired on the purchase of Greenway (note 8b)	3,535
Foreign currency translation	(22,396)
Other	(44)
Balance September 27, 2003	217,665

CFM CORPORATION 2003 ANNUAL REPORT 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

(b) Intangible assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the lease term of which seventeen years remain.

Trademarks include the British hearth trademarks acquired on April 9, 2002 (Note 8e).

	September 27	September 28
	2003	2002
	$	$
Leasehold rights	4,817	5,964
Trademarks	1,518	1,655
Other	970	679
	7,305	8,298

Amortization expense of intangible assets for the year ended September 27, 2003 was $789 (2002 - $349).

8. ACQUISITIONS

(a) Century Heating

Effective June 17, 2003, the Company acquired substantially all of the net assets of a manufacturer of wood stove products sold under the Century Heating Product brand, located in Orillia, Ontario, for cash consideration including acquisition costs of $2,267.

The results of operations from the date of acquisition are included in the Company's consolidated statement of operations for the year ended September 27, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their fair values. The purchase price allocation is subject to change based on final determination of these fair value amounts.

The following is a summary of the acquisition representing the estimated values assigned and consideration given:
$
Current assets acquired	2,660
Long-term assets acquired	552
Current liabilities assumed	(926)
Long-term liabilities assumed	(19)
2,267

Consideration:

Cash, including acquisition costs	2,267

(b) Greenway Home Products Inc.

Effective October 3, 2002, the Company acquired all the issued and outstanding shares of Greenway Home Products Inc. ("Greenway") of Guelph, Ontario. Greenway is a participant in the residential water dispensing, purification and air treatment products market, offering a line of innovative water dispensing, water purification and air treatment appliances. In October 2002, the Company satisfied the purchase price by a cash payment, including acquisition costs of $1,365. Additional contingent consideration not to exceed $35,000 will be paid based on the earnings performance of Greenway over a number of specified periods. The first such payment was earned based on the earnings performance for the year ended December 31, 2002 and was satisfied on April 24, 2003 with a $1,771 cash payment and the issuance of 126,494 shares of the Company valued at $1,866. The fair value of the Company's common shares was $14.75 each, representing the average market price on the payment date. The remaining contingent consideration will be payable only once the earnings of Greenway have reached a stipulated level and any such consideration will not exceed $31,458. All future contingent consideration paid will be recorded to goodwill.

The results of operations of Greenway from the date of acquisition are included in the Company's consolidated statement of operations for the year ended September 27, 2003. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their estimated fair values.

CFM CORPORATION 2003 ANNUAL REPORT 36

The following is a summary of the acquisition representing the estimated values assigned and consideration given:

$
Current assets acquired	4,988
Long-term assets acquired	139
Current liabilities assumed	(5,002)
Goodwill	3,535
3,660

Consideration:

Cash, including acquisition costs (net of cash acquired of $1,342)	1,794
Share capital issued	1,866
3,660

None of the goodwill is tax deductible.

(c) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbeques. The Company satisfied the purchase price by a cash payment, including acquisition costs, of $15,765 and the issuance of 195,366 common shares of the Company valued at $3,102. The fair value of CFM shares was $15.88 representing the average market price on the announcement date. Additional contingent consideration of US$3,361, in the form of a non-interest-bearing promissory note, will be paid in equal installments over a two-year period commencing on January 2, 2004. The discounted value of the contingent consideration has been recorded as goodwill. The results of the operations of TGO from the date of acquisition are included in the Company's consolidated statement of operations from the date of acquisition.

The following is a summary of the acquisition representing the final values assigned and consideration given:
$
Current assets acquired	17,036
Long-term assets acquired	2,837
Current liabilities assumed	(13,808)
Goodwill	17,349
23,414

Consideration:

Cash, including acquisition costs	15,765
Unsecured note payable	4,547
Share capital issued	3,102
23,414

It is estimated that goodwill of $9,012 is tax deductible.

CFM CORPORATION 2003 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

(d) Keanall Holdings Limited

Effective January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality aftermarket gas grill products to many of North America's largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment, including acquisition costs, of $10,848, the issuance of a $30,000 face value non-interest-bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of the Company. The fair value of the Company's common shares was $12.02 representing the average market price on the announcement date. The results of the operations of Keanall from the date of acquisition are included in the Company's consolidated statement of operations.

The following is a summary of the acquisition representing the final values assigned and consideration given:
$
Current assets acquired	24,576
Long-term assets acquired	12,224
Intangible assets acquired	212
Current liabilities assumed	(17,327)
Goodwill	50,872
70,557

Consideration:

$
Cash, including acquisition costs	10,848
Unsecured note payable	29,343
Share capital issued	30,366
70,557

It is estimated that goodwill of $15,000 is tax deductible.

(e) Other

Effective April 9, 2002, the Company acquired substantially all of the net assets of a British hearth fireplace business for cash consideration, including acquisition costs of $2,718.

The results of operations from the date of acquisition are included in the Company's consolidated statement of operations. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their fair values.

The following is a summary of the assets purchased:
$
Current assets acquired	685
Long-term assets acquired	114
Intangible assets	1,563
Liabilities assumed	(68)
Goodwill	424
2,718

CFM CORPORATION 2003 ANNUAL REPORT 38

9. BANK INDEBTEDNESS AND LONG-TERM DEBT

Long-term debt consists of the following:
	2003	2002
	$	$
Senior Unsecured Notes Series A issued September 12, 2003 for a ten-year period at a fixed interest rate of 6.1%. The principal repayment of US$60,000 is due on September 12, 2013. Semi-annual
interest payments due in arrears on March 12 and September 12 of each year.	81,174	—
Non-revolving term credit facility currently advanced at fixed and floating rates not exceeding 90 days
(2002 - 90 days) with a weighted average rate of 4.74% (2002 - 4.47%) repayable over quarterly installments beginning September 28, 2000 and is to be fully paid by July 26, 2005. As at
September 27, 2003 the Company may borrow up to $28,775 (2002 - $55,000) with pound sterling advances not to exceed £ 5,000. Included in the amount outstanding at September 27, 2003 was U.S.
dollar debt of US$6,500 (2002 - US$4,035) and U.K. pound sterling debt of £ 2,050 (2002 - £ 3,400).	26,155	53,703
Revolving operating loans currently advanced at fixed and floating rates not exceeding 90 days
(2002 - 90 days) with a weighted average rate of 4.52% (2002 - 4.50%) under which the Company may borrow up to $111,862 (2002 - $130,000). Letters of credit totalling $21,405 (2002 - $8,549)
have been issued against this facility. Included in the amount outstanding at September 27, 2003
was U.K. pound sterling debt of £ 1,050 (2002 - £ 0). The credit facility expires on July 26, 2005.	44,909	54,000
Revolving term credit facility of up to $40,426 (2002 - $80,000) advanced at fixed rates and/or floating rates not exceeding 90 days (2002 - 90 days) with a weighted average rate in 2002 of
4.31%. Included in the amount outstanding at September 28, 2002 was U.S. dollar debt of $8,000.
The credit facility expires on July 26, 2005.	—	60,468
Other long-term debt bearing interest at 4.88% (2002 - 4.94%).	4,187	5,862
	156,425	174,033
Less current portion	11,091	16,338
	145,334	157,695

Senior Unsecured Notes Series B were issued on September 12, 2003 with US$65,000 of the proceeds not received until November 21, 2003 for a ten-yearperiod with a fixed interest rate of 6.1%. Principal repayment of US$65,000 is due on November 21, 2013. Semi-annual interest payments are due in arrears on May 21 and November 21 of each year.

The Company's syndicated credit agreement, which consists of the non-revolving and revolving term facility and the revolving operating loan, expires on July 26, 2005 with the revolving facilities extended annually for an additional 364-day period. As at September 27, 2003, the Company's total available line of credit was $203,562 (2002 - $265,000).

In accordance with the syndicated credit agreement, the Company may borrow in Canadian, U.S. dollars and U.K. pounds sterling by way of prime rate based loans, Bankers' Acceptances, LIBOR loans or any combination thereof. Fair values of the committed long-term facilities and other long-term debt are not materially different from the carrying values.

Effective September 12, 2003, the Senior Unsecured Notes Series A proceeds were used to repay the non-revolving term credit facility and this facility, excluding U.K. pound sterling advances, was cancelled.

The credit agreement includes certain restrictive covenants and undertakings.

The future minimum annual principal repayments of long-term debt over the next five years and thereafter are as follows:
$
2004	11,091
2005	60,550
2006	230
2007	230
2008	230
Thereafter	84,094
156,425

CFM CORPORATION 2003 ANNUAL REPORT 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

Interest on long-term debt amounted to $7,506 for the year ended September 27, 2003 (2002 - $6,845).

Bank indebtedness

As part of the total available credit facility of $203,562, the Company has available operating lines totalling $106,454, which includes bank overdraft facilities in Canada and the U.S.

10. SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of common shares without nominal or par value.

(a) Issued and outstanding
	Number
	of shares	Amount
	(in thousands)
	#	$
Balance September 29, 2001	38,036	128,545
Shares cancelled (iii)	(6,000)	(23,870)
Shares issued (iii)	6,000	23,870
Share consideration for Keanall acquisition	2,526	30,366
Share consideration for The Great Outdoors acquisition	195	3,102
Options exercised	—	3
Employee share purchase plan (i)	10	111
Shares repurchased and cancelled (ii)	(179)	(629)
Balance September 28, 2002	40,588	161,498
Share consideration for Greenway acquisition	127	1,866
Options exercised	359	2,826
Employee share purchase plan (i)	12	124
Shares repurchased and cancelled (ii)	(686)	(2,728)
Balance September 27, 2003	40,400	163,586

(i) The Company has established an Employee Share Purchase Plan ("ESPP") in order to encourage employees to participate in the growth and development of the Company. Annually, all eligible employees may contribute to the ESPP an amount up to 20% of their aggregate base cash compensation received in the previous year. Throughout the year, the administrator, on behalf of each participating employee, purchases shares from the Company at market price less a 15% discount. Employees can sell 85% of these share accounts at any time. The remaining 15% of the employee's share account vests equally over four quarters after the quarter in which shares were purchased. During fiscal 2003, 11,877 (2002 - 9,520) shares were issued under the ESPP for $124 (2002 - $111).

(ii) On October 3, 2002, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares commencing October 9, 2002 during the next 12 month period. As at October 8, 2003, the expiry date of the Normal Course Issuer Bid, a total of 685,600 shares had been repurchased and cancelled at an average price of $11.78.

Details of fiscal 2003 repurchases are as follows:
	Number	Price
	of shares	paid
Month of purchase	purchased	per share
	#	$
November 2002	410,400	11.6449
December 2002	53,300	11.6243
January 2003	221,900	12.0000
	685,600

CFM CORPORATION 2003 ANNUAL REPORT 40

On October 9, 2001, the Company filed a Normal Course Issuer Bid enabling it to make market purchases of up to 2,800,000 of its common shares during the next twelve-month period. As at October 8, 2002, the expiry date of the Normal Course Issuer Bid, a total of 179,500 shares had been repurchased and cancelled at an average price of $9.48.

Details of fiscal 2002 repurchases are as follows:
	Number	Price
	of shares	paid
Month of purchase	purchased	per share
	#	$
October 2001	95,000	8.0000
November 2001	44,400	8.0000
July 2002	40,100	14.5145
	179,500

(iii) During 2002, the Company purchased from and issued to an Officer and shareholder of the Company an equivalent number of common shares. This transaction, which was subject to regulatory approval, was reviewed and approved by the Board.

(b) Stock options

Under the terms of the Stock Option Plan, all options are granted for a term of seven years commencing on the date of grant. All options granted prior to January 10, 2000 are exercisable six years and three hundred and sixty days from the date upon which such options were granted. For all options granted after January 10, 2000 and before July 24, 2002, one-third of such options will become exercisable as of each of the first, second and third anniversaries, respectively, of the date such options are granted. For all options granted after July 24, 2002, one-fourth of such options will become exercisable as of each of the first, second, third and fourth anniversaries, respectively, of the date such options are granted.

Options granted prior to September 15, 1999, may vest early if certain stock price performance criteria are met, being, one-third of the options granted in each fiscal year will become exercisable as of the first day of each of the three immediately following fiscal years, provided that the cumulative percentage increase in the market value of the common shares of the Company since the first day of the fiscal year in which the options were granted has been at least equal to 110% of the cumulative increase of the Toronto Stock Exchange 300 Index during the same period.

Options granted after September 15, 1999 but prior to January 10, 2000 may vest early if certain stock price performance criteria are met, being, one-third of the options granted in each fiscal year will become exercisable as of the first day of each of the three immediately following fiscal years, provided that the cumulative percentage increase in the market value of the common shares of the Company since the first day of the fiscal year in which the options were granted has been at least equal to the cumulative percentage increase of the Toronto Stock Exchange Industrial Products Index during the same period.

Under the Stock Option Plan, the Company is authorized to issue a maximum of 5,624,500 common shares. As at September 27, 2003, a total of 835,752 common shares are available for future grants and options.

A summary of the Stock Option Plan as of September 27, 2003 and September 28, 2002 and changes during the years ended on these dates is presented below:
		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Outstanding at September 29, 2001	3,328,671	8.75	379,700
Granted	1,049,000	13.99
Exercised	(333)	9.50
Repurchased	(625,470)	8.33
Forfeited	(189,832)	9.20
Outstanding at September 28, 2002	3,562,036	10.37	297,582

CFM CORPORATION 2003 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except earnings per share)

		Weighted	Number
	Options	average	of vested
	outstanding	price	options
	#	$	#
Granted	1,035,000	9.99
Exercised	(358,840)	7.88
Repurchased	—	—
Forfeited	(774,622)	10.98
Outstanding at September 27, 2003	3,463,574	10.37	1,205,999

The following table outlines stock options outstanding at September 27, 2003:
	Exercise	Options	Expiry
Options outstanding	price	exercisable	date
#	$	#
12,000	8.375	12,000	November 27, 2003
129,341	12.625	—	October 1, 2004
134,992	7.800	5,675	October 1, 2005
254,657	11.250	133,340	October 4, 2006
435,981	6.250	435,981	July 26, 2007
33,333	6.700	—	November 21, 2007
656,770	9.500	419,461	July 25, 2008
10,000	9.750	6,667	September 10, 2008
755,000	14.000	191,250	July 24, 2009
6,500	12.500	1,625	September 25, 2009
1,035,000	9.990	—	August 1, 2010

The Stock Option Plan was amended on September 26, 2002 removing the repurchase alternative (2002 - 625,470 options were repurchased for $4,182). During fiscal 2003, 358,840 options (2002 - 333) were exercised for common shares.

A summary of options outstanding at September 27, 2003 is as follows:
	Total Options Outstanding			Total Options Exercisable
		Weighted	Weighted		Weighted
Number of	Range of	average	average	Number of	average
options	exercise	exercise	remaining	exercisable	exercise
outstanding	prices	price	life	options	price
2,318,076	6.250 - 10.000	8.96	5.34	879,784	7.87
1,145,498	10.000 - 14.000	13.22	4.66	326,215	12.87

The closing market value of the Company's common stock at September 27, 2003 was $11.04.

CFM CORPORATION 2003 ANNUAL REPORT 42

The Company does not apply the fair value method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation expense has been recognized for stock options issued under this plan for 2003. Section 3870, "Stock-based Compensation and Other Stock-based Payments," provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant date for stock options granted in fiscal 2003, the Company's results would have been as follows:

For the year ended	September 27
2003
Net income for the year:	$
As reported	35,857
Pro forma	35,740
Net income per share as reported:
Basic	$0.89
Diluted	$0.88
Pro forma net income per share:
Basic	$0.89
Diluted	$0.88

The fair value of the options granted during the year was $4.37 per option. The fair value of the stock option grant was determined using the Black-Scholes option pricing model, based on the following assumptions:
For the year ended	September 27
2003
Risk-free interest rate	3.86%
Average expected life (years)	5
Expected volatility	0.441
Expected dividend yield	—

11. INCOME TAXES

(a) Rate reconciliation

The Company's effective income tax rates for the years ended September 27, 2003 and September 28, 2002 are derived as follows:
	2003	2002
	%	%
Combined Canadian federal and provincial tax rate	37.14	38.62
Manufacturing and processing profits deduction	(.40)	(.16)
Income taxes at different rates in foreign jurisdictions	(7.52)	(7.46)
Permanent differences and other	3.53	.91
	32.75	31.91

(b) Provision for (recovery of) income taxes

The components of income before income taxes by jurisdiction are as follows:
	2003	2002
	$	$
Income before income taxes	53,321	61,800
Domestic	1,425	2,224
Foreign	51,896	59,576
	53,321	61,800

CFM CORPORATION 2003 ANNUAL REPORT 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

The provision for (recovery of) income taxes consists of the following:
	2003	2002
	$	$
Income taxes	17,464	19,719
Current	20,431	13,287
Future	(2,967)	6,432
	17,464	19,719

The details of the provision for (recovery of) current income taxes are as follows:

	2003	2002
	$	$
Canadian federal taxes	555	(444)
Provincial taxes	184	(437)
Foreign taxes	19,692	14,168
	20,431	13,287

The details of the provision for future income taxes are as follows:

	2003	2002
	$	$
Canadian federal taxes	107	1,028
Provincial taxes	169	463
Foreign taxes	(3,243)	4,941
	(2,967)	6,432

(c) Provision for future income taxes
Future income taxes have been provided on temporary differences consisting of the following:

	2003	2002
	$	$
Reserves and allowances	(6,231)	1,100
Inventory	(1,336)	(835)
Capital assets	(295)	2,085
Goodwill	4,000	4,137
Financing	21	13
Compensation	427	44
Tax deferred income	1,103	111
Net operating losses	(535)	(326)
Other	(121)	103
	(2,967)	6,432

CFM CORPORATION 2003 ANNUAL REPORT 44

(d) Future income tax assets and liabilities
Future income taxes have been provided on temporary differences consisting of the following:

	2003	2002
	$	$
Current future income tax assets
Reserves and allowances	11,308	6,115
Net operating losses	3,005	632
Inventory	2,723	2,041
Compensation	757	618
Stock options	—	404
Other	(128)	(222)
Total current future income tax assets	17,665	9,588
Current future income tax liabilities	(1,978)	(205)
Net current future income tax assets	15,687	9,383

Long-term future income tax assets
Net operating losses	110	595
Other	903	293
Total long-term future income tax assets	1,013	888

Long-term future income tax liabilities
Goodwill	13,257	11,099
Capital assets	9,038	10,407
Reserves and allowances	1,244	1,238
Tax deferred income	1,033	604
Financing	99	4,117
Other	562	197
Total long-term future income tax liabilities	25,233	27,662
Net long-term future income tax liabilities	24,220	26,774

The Company has recognized the full amount of its future income tax assets with no valuation allowance for each of the years presented.

As at September 27, 2003, the Company has combined income tax losses of approximately $9,176 (2002 - $3,485) which can be applied against future years' taxable income, the benefit of which has been recorded in the consolidated financial statements. $2,130 of these income tax losses do not expire. The remainder of the income tax losses of $7,046 may be carried forward to 2010.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value of financial statements

The following methods and assumptions were used in estimating the fair values of financial instruments:

Current financial assets and liabilities Terms are such that their carrying amounts approximate fair values.

Variable rate bank facilities The carrying amounts of variable rate debt approximate fair value because the rates are reflective of the current market.

Committed long-term bank facilities and other long-term debt Fair values are estimated using discounted cash flow analysis based on current incremental borrowing rates for similar borrowing arrangements.

CFM CORPORATION 2003 ANNUAL REPORT 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

(b) Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of short-term investments, primarily overnight deposits, and are invested with recognized Canadian and U.S. banks.

(c) Interest rate risk

Long-term debt bears interest at fluctuating and fixed rates.

The Company entered into an interest swap contract to hedge against exposures to increases in interest rates prior to the coupon rate being set for the Senior Unsecured Notes. On August 6, 2003 the Company entered into a series of interest swap contracts at an average of 4.37% covering US$125,000 of long-term debt. These contracts expired on August 20, 2003.

The coupon rate set on August 20, 2003 for this fixed rate debt was based on the U.S. ten-year Treasury rate of 4.50% resulting in prepaid interest of $2,062. This prepaid interest is included in deferred financing costs (note 6) and amortized to interest expense over the ten-year term to maturity.

(d) Foreign currency risk

A significant portion of the Company's operations relates to subsidiaries located in the United States that are considered self-sustaining.

The parent Company and subsidiaries located in Canada maintain their accounts in Canadian dollars. The foreign currency risk associated with the Company's foreign currency denominated accounts receivable and payable balances as at September 27, 2003 is not material.

13. RESTRUCTURING COSTS

The Company intends to proceed with a restructuring of its operations to streamline operating processes and consolidate facilities which serve the Company's mass merchant customers and improve its manufacturing operations through anticipated product line rationalization and through the movement of certain product lines to lower wage cost locations. The restructuring will be completed in stages and will involve the closure of certain of the Company's manufacturing locations and the transfer of manufacturing and administrative activities, as well as certain assets, to other CFM facilities. In addition, as part of this restructuring, several of the Company's warehouses in the United States will be closed and distribution centralized into two larger distribution centres to more efficiently serve the Company's mass merchant customers. Currently management expects the restructuring activities to be completed by the end of fiscal 2004.

As at September 27, 2003, the following restructuring costs had been incurred:
$
Provision for severance and benefits	296
Assets impairment:
Inventory	3,978
Capital assets	3,712
7,986

As at September 27, 2003, none of the restructuring charges had been paid.

14. CONTINGENCIES AND COMMITMENTS

(a) Lease commitments

The Company is committed to premises and equipment leases with terms expiring at various dates during the next five years and thereafter. Future minimum annual payments under non-cancellable operating leases consist of the following at September 27, 2003:
$
2004	3,718
2005	3,380
2006	3,219
2007	2,997
2008	2,882
Thereafter	6,797
22,993

CFM CORPORATION 2003 ANNUAL REPORT 46

(b) Legal

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. There are claims that are at the early stages of legal proceedings and thus the outcome of these matters is not determinable. These claims could have a material adverse effect on the consolidated financial position of the Company or its results of operations.

(c) Other

Pursuant to certain acquisitions, including a joint venture investment, the minority shareholders and joint venture partner have the option to cause the Company to purchase their interests. The Company has similar options to require the minority shareholders to sell their shares. The purchase price in both cases would be based upon a prescribed valuation formula.

15. EARNINGS PER SHARE

Basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding.

For the year ended	September 27	September 28
(in thousands, except earnings per share)	2003	2002
	$	$
Earnings for period	35,857	42,081

Weighted average number of shares outstanding	40,215	39,836
Basic earnings per share	$0.89	$1.06

Diluted earnings per share
Weighted average number of shares outstanding	40,215	39,836
Add: Dilutive effect of stock options	436	1,048
Adjusted weighted average number of shares outstanding	40,651	40,884

Diluted earnings per share	$0.88	$1.03

16. CUMULATIVE TRANSLATION ADJUSTMENT

For the year ended September 27, 2003, the change in the cumulative translation adjustment balance on the Company's net investment in self-sustaining foreign operations of $44,792 related primarily to the strengthening of the Canadian dollar against the U.S. dollar during the year.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in non-cash working capital balances consists of the following:
For the year ended	September 27	September 28
	2003	2002
	$	$
Accounts receivable	1,445	(16,238)
Inventory	(2,613)	(16,929)
Prepaid and other expenses	980	(2,062)
Other assets	(265)	(3,093)
Accounts payable and accrued liabilities	8,244	14,428
Income taxes recoverable	350	11,753
	8,141	(12,141)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars, except earnings per share)

18. EMPLOYEE BENEFIT PLANS

The Company maintains various employee benefit plans which include a defined contribution plan and a multi-employer defined benefit plan. Contributions to the multi-employer defined benefit plan are predetermined based on agreements. During the year, the Company's benefit plan expenditures were $1,641 (2002 - $1,750).

19. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture, and sale of hearth and heating products, barbeque and outdoor products and water dispensing and purification products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM, the Company's revenue has been disclosed by product category.

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. The Company's business organization structure and performance measurement systems are not based on product categories.
For the year ended	September 27	September 28
	2003	2002
	$	$
Net external sales:
Hearth and heating products	452,548	443,250
Barbeque and outdoor products	216,431	132,982
Water	16,684	—
	685,663	576,232

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

External sales:
	U.S.	Canada	Other	Total
	$	$	$	$
Year ended September 27, 2003	534,752	118,733	32,178	685,663
Year ended September 28, 2002	472,824	81,614	21,794	576,232

Capital assets, goodwill and intangibles:
	U.S.	Canada	Other	Total
	$	$	$	$
Year ended September 27, 2003	243,835	73,091	9,820	326,746
Year ended September 28, 2002	277,841	68,510	11,039	357,390

20. FOREIGN EXCHANGE

Foreign exchange gains for the year ended September 27, 2003 of $366 (2002 - losses of $999) are included in selling and administrative, research and development expenses on the Statement of Operations.

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 financial statements.

22. SUBSEQUENT EVENT

On October 8, 2003, the Company acquired substantially all of the assets of Temtex Industries Inc. and certain assets of its subsidiary, Temco Fireplace Products Inc., as well as all of the shares of its subsidiary Temcomex S.A. de C.V., a Mexican corporation, for US$7 million. Temcomex, located in Mexicali, Mexico manufactures wood-burning and gas fireplaces.

CFM CORPORATION 2003 ANNUAL REPORT 48

FIVE-YEAR HIGHLIGHTS
(in thousands except for per share amounts and number of employees)

	2003	2002	2001	2000	1999
	$	$	$	$	$
OPERATING RESULTS
Sales	685,663	576,232	416,332	381,900	355,742
EBITDA before restructuring and other costs*	86,754	81,964	69,344	72,012	66,309
Earnings before restructuring and other costs and income taxes	61,307	61,800	43,626	49,039	46,857
Earnings before restructuring and other costs	40,649	42,081	31,398	33,782	32,610
Restructuring and other costs before tax	7,986	—	—	—	23,005
Net income	35,857	42,081	31,398	33,782	16,487
Cash flow from operations	66,375	50,181	34,393	31,883	34,248
Capital expenditures	12,307	20,854	16,525	13,413	16,786
Acquisition expenditures*	21,270	72,889	23,363	22,741	45,123
Number of employees	2,731	2,400	1,880	2,100	2,190

PER SHARE
EBITDA before restructuring and other costs*	2.16	2.06	1.81	1.74	1.58
Cash flow from operations*	1.65	1.26	0.90	0.77	0.82
Book value*	8.20	8.46	7.30	6.16	5.33
Earnings before restructuring and other costs*	1.01	1.06	0.82	0.82	0.78
Earnings	0.89	1.06	0.82	0.82	0.39
Diluted earnings before restructuring and other costs*	1.00	1.03	0.81	0.81	0.77
Average number of shares outstanding	40,215	39,836	38,346	41,398	41,945

FINANCIAL POSITION
Working capital*	165,833	176,220	152,998	133,433	73,490
Total assets	625,155	664,785	502,029	452,248	418,420
Total net debt*	162,117	201,292	151,232	132,364	109,007
Shareholders' equity	331,166	343,376	277,612	243,453	225,706

FINANCIAL STATISTICS
Gross margin	27.4%	30.1%	33.0%	35.9%	34.6%
EBITDA before restructuring and other costs margin*	12.7%	14.2%	16.7%	18.9%	18.6%
Current ratio*	2.56	2.58	3.31	3.18	1.73
Total net debt/equity*	0.49	0.59	0.54	0.54	0.48
Total net debt/total capitalization*	0.33	0.37	0.35	0.35	0.33
Return before restructuring and other costs on average equity*	12.1%	13.6%	12.1%	14.4%	14.9%

* The five-year highlights include the following measures which are not recognized for financial statement presentation under Canadian generally accepted accounting principles: EBITDA before restructuring and other costs, EBITDA per share, Cash flow from operations per share, Book value per share, Earnings before restructuring and other costs per share, Diluted earnings before restructuring and other costs per share, Working capital, Total net debt, Current ratio, Total net debt/equity, Total net debt/total capitalization and Return before restructuring and other costs on average equity. Non-GAAP measures (such as the aforementioned measures) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. The following are definitions of the non-GAAP measures presented above: EBITDA before restructuring and other costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA is presented before deductions for interest expense, tax expense and amortizations to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations.

EBITDA per share before restructuring and other costs is defined as EBITDA before restructuring and other costs divided by the average number of shares outstanding. Cash flow from operations per share is defined as cash flow from operations divided by the average number of shares outstanding.

Book value per share is defined as total shareholders' equity divided by the number of shares outstanding as at the balance sheet date.

Earnings before restructuring and other costs per share is defined as earnings before restructuring and other costs divided by the average number of shares outstanding.

Diluted earnings before restructuring and other costs per share is defined as earnings before restructuring and other costs divided by the adjusted weighted average number of shares outstanding. Working capital is defined as current assets less current liabilities less cash plus bank indebtedness.

Total net debt is defined as debt (current and long-term) plus bank indebtedness less cash.

EBITDA before restructuring and other costs margin is defined as EBITDA before restructuring and other costs divided by Sales. Current ratio is defined as current assets less cash divided by current liabilities less bank indebtedness.

Total net debt/equity is defined as total net debt divided by shareholders' equity.

Total net debt/total capitalization is defined as total net debt divided by total net debt and shareholders' equity.

Return before restructuring and other costs on average equity is defined as earnings before restructuring and other costs divided by the average of beginning and ending shareholders' equity. Acquisition expenditures include all cash consideration paid in the year and fair market value of CFM common stock issued in the year, if applicable.

CFM CORPORATION 2003 ANNUAL REPORT 49